

December 7, 2023

Allison Johnson
Chief Financial Officer
Mid Penn Bancorp, Inc.
2407 Park Drive
Harrisburg, PA 17110

> **Re: Mid Penn Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 16, 2023**
> **File No. 001-13677**

Dear Allison Johnson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K filed March 16, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 40

1. We note the tabular disclosure on page 40 detailing the composition of your gross loan portfolio, which includes commercial real estate ("CRE"). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by separately presenting owner and non-owner occupied, by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Finance